UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Half year IFRS comparatives



Thursday 30 June 2005

Pearson 2004 half year IFRS highlights

Pearson will announce its interim results for the six months to 30 June on 25 July 2005.

Ahead of that announcement we are today providing details of our 2004 half-year comparative figures restated under International Financial Reporting Standards
(IFRS). Details of our transition to IFRS, including half-year and full-year reconciliations and accounting policies, are available at www.pearson.com/ifrs.


Financial highlights
GBP millions                            2004 half year          2004 full year
                                       UK GAAP      IFRS       UK GAAP    IFRS
--------------------------------------------------------------------------------
Sales                                     1,594      1,481      3,919    3,696
Business performance
Adjusted operating profit                    39         24        455      421
Adjusted (loss) / profit before tax           2        (16)       386      345
Adjusted (loss) / earnings                  (14)       (22)       239      217
Adjusted (loss) / earnings per share       (1.8)p     (2.8)p     30.0p    27.3p
--------------------------------------------------------------------------------
Statutory results
Operating profit                            (77)         9        231      404
(Loss) / profit before tax                 (112)       (33)       171      325
Basic (loss) / earnings per share         (15.5)p     (2.5)p     11.1p    32.9p
--------------------------------------------------------------------------------

Pearson Education
GBP millions                              2004 half year         2004 full year
                                         UK GAAP      IFRS      UK GAAP    IFRS
--------------------------------------------------------------------------------
Sales
School                                      466        444      1,118    1,087
Higher Education                            187        186        731      729
Professional                                220        220        507      507
                             Total          873        850      2,356    2,323
--------------------------------------------------------------------------------
Adjusted operating profit / (loss)
School                                        8          3        117      108
Higher Education                            (41)       (42)       133      129
Professional                                  7          6         43       40
                             Total          (26)       (33)       293      277
--------------------------------------------------------------------------------


Penguin
GBP millions                            2004 half year           2004 full year
                                       UK GAAP       IFRS       UK GAAP    IFRS
--------------------------------------------------------------------------------
Sales                                     341          341        786      786
Adjusted operating profit                  10            9         54       52
--------------------------------------------------------------------------------

FT Group
GBP millions                            2004 half year          2004 full year
                                       UK GAAP      IFRS       UK GAAP    IFRS
--------------------------------------------------------------------------------
Sales
Financial Times                             104        104        208      208
Other FT publishing                          56         56        110      110
IDC                                         130        130        269      269
--------------------------------------------------------------------------------
Total continuing                            290        290        587      587
Discontinued (Recoletos)                     90                   190
                             Total          380                   777
--------------------------------------------------------------------------------
Adjusted operating profit / (loss)
Financial Times                              (6)        (7)        (9)     (12)
Other FT publishing                           6          6         11       10
Associates & JVs                              3          3          6        6
IDC                                          37         29         78       62
--------------------------------------------------------------------------------
Total continuing                             40         31         86       66
Discontinued (Recoletos)                     15         17         22       26
                             Total           55         48        108       92
--------------------------------------------------------------------------------


For more information:

Luke Swanson / Charlotte Elston: +44 (0) 20 7010 2310 www.pearson.com/ifrs



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 June, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary